United States securities and exchange commission logo





                               February 11, 2021

       Robert Rudelius
       Chief Executive Officer
       MedicaMetrix, Inc.
       600 Suffolk Street, Suite 250
       Lowell, MA 01854

                                                        Re: MedicaMetrix, Inc.
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted January
20, 2021
                                                            CIK No. 0001815630

       Dear Mr. Rudelius:

              We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
       EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Draft Offering Statement on Form 1-A submitted on January 20, 2021

       A Letter from the Founders to Prospective Investors, page i

   1. We note your disclosure here, that you have "two products that will prove [y]our business model." However, we
also note that neither of your potential products appear to be approved at this time.
Please revise your disclosure and balance your statements here and elsewhere in your draft
offering statement to clarify that (i) your SureSet device is not yet approved and (ii) you
are in the "process of recertifying the EU CE Mark for
                                                        ProstaMetrix,"
consistent with your disclosure on page 24, or otherwise advise.
   2. We note your disclosure that you are "creating strategic partnerships with leading distributors and
medical research institutions around the world." Please provide your basis
 Robert Rudelius
FirstName LastNameRobert Rudelius
MedicaMetrix, Inc.
Comapany11,
February  NameMedicaMetrix,
            2021            Inc.
February
Page 2 11, 2021 Page 2
FirstName LastName
         for this statement and include relevant disclosure elsewhere in your draft offering statement disclosing the material terms of your partnerships or otherwise adivise.
3. We note your disclosure here that you are anticipating launching commercialization in
         "early 2021." However, we note your disclosure elsewhere that you do not expect to commence selling and distribution until the "middle of 2021." Please correct this apparent inconsistency or otherwise advise.
ProstaMetrix Market Opportunity, page 3

4. We note your disclosure that, "[p]ractitioners and patients have found that the efficacy of the [Prosta Metrix] device is commensurate with that of a simple in-office digital rectal
         exam (   DRE   ) with none of the potential complications (infections,
ED, urinary
         incontinence, etc.) or procedural side-effects of a biopsy" and your belief that the,
         "ProstaMetrix is far superior for the patient in all facets of its application in the initial assessment, ongoing monitoring, and surveillance of a diseased and/or enlarged prostate gland." However, based on the subsequent disclosure in your document, it appears that the
         ProstaMetrix is no longer certified with the EU CE Mark. Please revise your statement accordingly to clarify that your product is not approved at this time or
         otherwise advise. In addition, please provide us with the basis for your claim that practitioners found your product to have similar efficacy with a biopsy and is superior to other assessments, given your statements elsewhere in the draft offering statement that you "do not have an existing commercial market" for your device and your statement that the "ProstaMetrix complements the Digital Rectal Exam."
Risks Related to the Securities and the Offering
Voting control is in the hands of our co-founders., page 13

5. Please revise to quantify the extent of voting control of your co-founders.
Dilution
Immediate dilution, page 14

6. We note you based your shares outstanding as of July 31, 2020. Please revise to quantify the number of shares outstanding as of a more recent date practicable. In addition, it appears that you have preferred stock outstanding. Please revise the number of shares outstanding to include all shares that would be issued assuming the conversion of the outstanding preferred shares or otherwise advise.

7. Please revise your disclosures here and throughout the filing to present your per share amounts rounded to the nearest two decimal places so as to not imply greater precision than exists.
ProstaMetrix Clinical Studies and Trials, page 21
 Robert Rudelius
FirstName LastNameRobert Rudelius
MedicaMetrix, Inc.
Comapany11,
February  NameMedicaMetrix,
            2021            Inc.
February
Page 3 11, 2021 Page 3
FirstName LastName
8. We note that you disclose and summarize certain of your clinical trial results. Please revise to provide the material details and parameters of your preclinical trials, including endpoints, metrics utilized, statistical significance, etc.
Regulation
Current Status
SureSet, page 30

9. We note your disclosure that your SureSet device requires a PMA. Please update your disclosure here to discuss the U.S. regulatory status of your SureSet device.
Directors, Executive Officers, and Significant Employees, page 33

10. We note your disclosure in your table at the top of page 33 that certain of your employees are working for you full-time. However, we also note in your executive officer biographies your employees appear to hold multiple outside positions. For example only, we note your disclosure that Mr. LaFarge is "also working with an artificial intelligence company in Atlanta GA, IMARC AI." Please correct this apparent inconsistency or otherwise advise.
Security Ownership of Management and Certain Securityholders, page 37

11. Please note that you are required to disclose beneficial ownership for all voting securities.
         As your Series A Preferred Stock has voting rights, please also provide the disclosure required by Part II, Item 12, of Form 1-A for your Series A Preferred Stock. This may be done by adding separate columns to your current beneficial ownership table for your
         Series A Preferred Stock and a final column showing total voting power held by each person listed in the table taking into account their beneficial ownership in all of the voting securities held by them.
Provisions of Note in Our Subscription Agreement , page 44

12. We note your disclosure that your Subscription Agreement contains a forum selection provision. Please provide risk factor disclosure related to your forum selection provision and discuss the effects that your exclusive forum provision may have on potential investors, such as, but not limited to, increased costs to bringing a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.
Financial Statements
Note 1. Nature of Business , page F-8

13.      Please revise this note to clearly disclose your fiscal year end.

       You may contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please
 Robert Rudelius
MedicaMetrix, Inc.
February 11, 2021
Page 4

contact Jason Drory at 202-551-8342 or Celeste Murphy at 202-551-3257 with any other questions.



                                                         Sincerely,
FirstName LastNameRobert Rudelius
                                                         Division of
Corporation Finance
Comapany NameMedicaMetrix, Inc.
                                                         Office of Life
Sciences
February 11, 2021 Page 4
cc:       Jamie Ostrow, Esq.
FirstName LastName